Exhibit 99

MAGNA INTERNATIONAL INC.
330 Magna Drive
Aurora, ON Canada L4G 7K1

Tel:  905-726-2462
Fax:  905-726-7164

Magna announces continuing involvement in proposed Opel solution

    AURORA, ON, June 1 /CNW/ - Magna International Inc. (TSX: MG.A, NYSE:
MGA) announced today that, following extensive negotiations over the past several days with various stakeholders, including representatives of German federal and state governments, GM Europe, General Motors Corporation and the US Treasury, it has reached a conceptual framework that should allow Opel to avoid a possible insolvency filing and pursue the restructuring required for its immediate and long-term viability. The framework reflects the total investment amount and the equity interests previously disclosed on May 22, 2009.
    Frank Stronach, Chairman of Magna, stated "While the recent negotiations have been intense and difficult at times, I believe we have achieved a constructive solution that represents a "win-win" for all stakeholders and will position Opel to compete and succeed. We are thankful for the dedication of all interested parties and look forward to continuing to work with General Motors, the German governments and other stakeholders to turn our concept into a reality in the next phase of the process, as the parties work toward definitive agreements."
    There is no assurance that any transaction will result from Magna's current involvement.
    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
    We have approximately 74,000 employees in 240 manufacturing operations and 86 product development, engineering and sales centres in 25 countries.

    FORWARD-LOOKING STATEMENTS

    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; declining production volumes and sales levels; the impact of government financial intervention in the automotive industry; restructuring of the global automotive industry, including the bankruptcy of Chrysler and the risk of the bankruptcy of other customers; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rationalization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non-renewal by our customers of any material contracts; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; our ability to offset price concessions demanded by our customers; the continued exertion of pricing pressures by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100